U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                               Form 10-SB/A-2

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                      Commission File Number:  0-50009


                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                  ----------------------------------------
              (Name of Small Business Issuer in its charter)


          UTAH                                               87-0285238
-------------------------------                        --------------------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)



     1280 Bison, Suite B9-596, Newport Beach, CA               92660
     -------------------------------------------                 ----------
       (Address of principal executive Offices)                  (Zip Code)


              Issuer's telephone number:       (949) 721-8272
                                             ---------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

       N/A                                                 N/A
     -------                                             -------


     Securities to be registered under Section 12(g) of the Act:

                                   COMMON
                                  --------
                             (Title of Class)


                             TABLE OF CONTENTS


PART I.

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . . .3

Item 2.   Plan of Operations . . . . . . . . . . . . . . . . . . . . . . .9

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . 12

Item 4.   Security Ownership of Certain Beneficial
          Owners and Management. . . . . . . . . . . . . . . . . . . . . 12

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . . . . . . . . 14

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . 17

Item 7.   Certain Relationships and Related Transactions . . . . . . . . 18

Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . 19


PART II.

Item 1.   Market Price of and Dividends on the Company's
          Common Equity and Other Shareholder Matters. . . . . . . . . . 22

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . 23

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . 23

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . 23

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . 25

PART F/S

          Index to Financial Statements. . . . . . . . . . . . . . . . . 29

PART III.

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . 46

          SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . 47



                                   PART 1

ITEM 1.   DESCRIPTION OF BUSINESS

HISTORY OF THE COMPANY

     Pacific Health Care Organization, Inc. (the "Company") was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. The Company was organized and authorized to pursue any lawful purpose or purposes. The Company amended its Articles of Incorporation on September 26, 2000, to effect a seventy-five for one reverse split, and to change the authorized common stock to 50,000,000 shares, par value of $0.001. The Company later amended its Articles of Incorporation on October 30, 2000, changing its name to Immunoclin International, Inc. Due to complications in the proposed business, the Company again amended its Articles of Incorporation on January 31, 2001, changing its name to Pacific Health Care Organization, Inc. In connection with the January 2001 name change, a new board of directors was put in place and new management was subsequently appointed.

     The Company has had limited business operations since the early 1990's, has not generated any significant revenues and was for the last three years has been primarily engaged in searching for
business opportunities  until 2001   Management believes that the
Company has identified a significant opportunity within the Workers' Compensation industry in the State of California.

     On February 26, 2001, the Company acquired Medex Healthcare, Inc. ("Medex"), a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company. The acquisition of Medex by the Company was accounted for as a reverse acquisition, with Medex being considered the accounting acquirer. Medex had limited operations and was primarily engaged in making application for California State licenses to operate as a Health Care Organization for the three years prior to the acquisition. Medex is now a wholly owned subsidiary of the Company. In addition, the Company formed Workers Compensation Assistance, Inc. ("WCA"), a California corporation on August 14, 2001, which is also a wholly owned subsidiary. WCA does not have any operations to date, and the principal business of the Company is the business of Medex.

INDUSTRY BACKGROUND

     The California legislature passed Assembly Bill 110 ("AB 110" or the "bill") in July of 1993 and later deregulated the premiums paid by employers for Workers' Compensation insurance. These two events have given rise to the business of the Company.

     AB 110 was a collaboration of efforts from both employers and organizations, such as plaintiffs' attorneys who represent injured workers, in an effort to curtail employers from leaving California due to escalating Workers' Compensation costs. The bill addresses the problem of rising medical costs associated with poor quality care to the injured worker. Two of the major problems with the existing system, as identified by the legislature, were fraud and the lack of a managed care program that allowed control of the quality of medical care of an injured worker beyond thirty days. As a result, the bill created a new health care delivery body to solve the unique medical and legal issues of Workers' Compensation. These new entities are called Health Care Organizations ("HCO"). The HCOs are networks of health care professionals specializing in the treatment of workplace injuries and in back-to-work rehabilitation and training. An HCO does not waive the statutory obligation of companies to either possess workers' compensation insurance or qualify as self- insured.
                                     3
     HCOs were created to appeal to employees, while providing substantial savings to employers. This is accomplished by providing high quality medical care and increasing the length of time employers are involved in the medical care provided to injured workers. The increased length in control is designed to decrease the incidence of fraudulent claims and disability awards and is also based upon the notion that if there is more control over medical treatment there will be more control over costs, and subsequently, more control over getting injured workers back on the job. This increase in control is intended to reduce the costs of claims and thereby reduce workers' compensation premiums.

     In addition, the legislature requires that employers who use HCOs give employees a choice of HCOs or managed care physicians for treatment. It is anticipated that this will increase quality and give employees a fair say in their treatment.

     Prior to the passing of the bill, premiums paid by employers were fixed by law at a rate that was only dependent upon the occupation of the workers covered under the policy. An additional measure enacted by the California legislature deregulated the premiums paid by employers. This encouraged competition for market share of the Workers' Compensation insurance business. The increased competition initially drove premiums down to levels which were not sustainable. In response, insurers have hiked insurance premiums. Drastically rising premiums are forcing employers to search for alternative Workers' Compensation programs such as the HCOs created by AB 110.

CERTIFICATION PROCESS

     All applications for HCO license certification are processed by the California Department of Industrial Relations ("DIR"). The application process is time consuming and requires descriptions of applicant's organization and planned methods of operation.

     The applicant for the HCO licence must develop a contracted network of providers for all of the necessary medical services that injured workers may need. This network must be developed to the satisfaction of the DIR. Given the wide range of medical providers needed over a large geographical area, this is a significant undertaking. The network of providers must be under contract with the HCO applicant and be willing to provide the various services in their specialty. All contracts must be approved by the DIR so as to assure the best of care will be provided to the injured worker.


                                     4

     Next, the HCO applicant must develop committees of providers that will ensure the injured worker receives the best of care. This requirement includes the development of Quality Assurance, Utilization, Work Safety, Educational and Grievance committees.

     Finally, an HCO applicant must demonstrate to the DIR's satisfaction that it has the resources necessary to manage and administer a large network of providers. To establish the HCO applicant's ability to administer a network, it requires the applicant to furnish the details of its operating system to the DIR in writing.

     The Company's wholly owned subsidiary Medex received its first HCO license on March 15, 1997, for its network of primary care providers. Medex later received a second HCO license on October 10, 2000, for its network of primary and specialized care providers.

BUSINESS OF THE COMPANY

     The principle business of the Company is that of its wholly owned subsidiary Medex. Medex is in the business of managing and administering Health Care Organizations. As mentioned previously, these HCOs are networks of medical providers established to serve the Workers' Compensation industry. The California legislature mandated that if an employer contracts services from an HCO, the injured workers must be given a choice between at least two HCOs. The Company recognized early on that two HCO certifications are necessary to be competitive. Instead of aligning with a competitor, the Company elected to go through the lengthy application process with the DIR twice and has subsequently received certification to operate two separate HCOs. The Company anticipates this requirement is to be eliminated on January 1, 2004 which may reduce the competitive advantage of having two HCO licenses.

     Through the two licenses to operate HCOs, the Company offers the injured worker a choice of enrolling in an HCO with a network managed by primary care providers requiring a referral to specialists or a second HCO where injured workers do not need any prior authorization to be seen and treated by specialists.

     The two HCO certifications obtained by the Company cover seven counties in Southern California containing over nine million workers,
approximately 52% of the State's workforce.   This geographical area has a
multi-billion dollar annual medical and indemnity Workers' Compensation cost. The two HCO networks have contracted with over 2,700 providers, 62 hospitals, 200 pharmacies, rehabilitation centers and other ancillary services making the Company's HCOs capable of providing comprehensive medical services throughout this region. The Company is developing these networks and further extending its Workers' Compensation business into a statewide entity.

     The Company is currently in discussions with brokers of health insurance and with representatives of larger employers. Based on potential cost savings to employers and the large workforce in the seven counties where the Company is licensed, approximately nine million workers, the Company expects that a significant number of employers will sign contracts with the Company to provide services. The Company expects the amount per enrollee it will charge employers will likely vary based upon factors such as employer history and exposure to risk; for instance a construction company would likely pay more than a payroll service company. In addition, employers who have thousands of enrollees are more likely to get a discount. Because of the relatively new HCO market, and even though the

                                     5

Company makes every effort to charge a sufficient enrollee fee to cover costs and to make a profit, however, there is no assurance that the Company will always properly evaluate the risks associated with each employer or charge sufficient enrollee fees to cover its operational costs and/or be profitable. The Company carefully analyses each employer prior to quoting an enrollee fee. In the event the Company charges per enrollee fees that are inadequate to cover operational costs, then the Company may not be able to continue business operations.

     The Company does not anticipate large capital expenditures. Rather, it has contracted with many medical providers, and therefore, equipment such as x-ray machines are not paid for by the Company. The Company will have fixed costs such as liability insurance and other usual costs of running an office.

PHYSICIANS

     The Company strives to select physicians known for excellence and experience in providing Workers' Compensation care. Two of the Company's founders have been active in the southern California medical community for many years, and as a result, the Company has been able to recruit physicians with superlative credentials and reputations.

     The Company has also recruited physicians and allied health workers who reflect the ethnic and cultural diversity of California, thus enabling injured workers to readily find a physician who speaks their native tongue. The Company has contracts with over 300 primary care Hispanic physicians,  175  primary care African-American physicians, and many other minority physicians. The Company believes this is a benefit for injured workers and will assist in ensuring a prompt return to the workplace. To date, the Company has contracted with approximately 2,700 physicians.

HCO Committees

     The Company has organized seven committees in compliance with AB 110 to provide the best possible care to injured workers. The following briefly describes each committee:

Quality Assurance.
------------------
As the name implies this committee is charged with the responsibility of monitoring the quality of care that the HCO providers are delivering to the employees. The Company's Quality Assurance committee consists of fifteen separate functioning entities. The ultimate oversight and responsibility for this committee is maintained by the Medical Director.

                                     6

Utilization Review.
-------------------
This committee is responsible for monitoring Provider/Enrollee utilization of health care services under the plan. The activities are reflected in reports documenting examinations of procedures, provider use patterns and other matters. This committee is comprised of seven provider physicians.

Case Management.
----------------
The Case Management committee ("CMC") is charged with working with both the injured worker and the employers to coordinate return to work issues. For example, seeking light duties for an injured worker rather than allowing a protracted period of disability. The Company's ability to compress the time frame between an injured worker's first report of injury and return to work is the most critical factor in the management of Workers' Compensation care. The number of work days the employee misses due to disability translates into great costs to the employer, through medical costs, loss of productivity, the need to hire temporary help and disability insurance indemnity payments. The case worker will become an intermediary between the physician, employer and employee by coordinating the return of the worker to a position he or she is capable of carrying out while recovering.

Work Safety.
------------
The Company believes that the best method to treat work related injuries is to prevent them from occurring. This committee is a workplace safety conditions and health committee that makes suggestions for ways to improve workplace conditions and to promote healthy habits. This committee seeks to promote safety and health by providing training workers and employers in methods of avoiding work place injuries. For instance, training may include safe methods to lift heavy objects, proper use of safety equipment and safe operation of machinery. In addition, if agreeable to employer and employee, the Company can provide drug and alcohol testing to attempt to mitigate injuries that may be caused by these problems. Furthermore, the Company may provide anonymous referral service for drug and alcohol treatment services.

Grievance.
----------
This committee informs employees upon enrollment and annually thereafter of procedures for processing and resolving grievances. This includes the location and telephone number where grievances may be submitted and where complaint forms are available to employees. The Company establishes procedures for continuously reviewing the quality of care, performance of medical personnel and utilization of services to prevent causes for complaint.

Provider Licensing & Performance Review.
----------------------------------------
Contracting with a high quality professional staff is critical in creating a Workers' Compensation health care delivery system because in Workers' Compensation the physician performs additional unique tasks. A Workers' Compensation physician must understand the requirements of a patient's job to make informed return-to-work recommendations and the physician needs to know how to make impairment ratings and be willing to testify in disputed cases. In addition, the physician must be a healer and patient's advocate. These additional demands make it necessary to use different criteria to select Workers' Compensation physicians. The Company monitors the performance of network physicians. Physicians who produce high quality, cost effective health care are provided with more patients, while physicians who do not are eliminated from the network.


                                     7

Physicians' Continuing Education.
---------------------------------
Physicians are trained in the latest theories and techniques in treating workplace injuries. Protocols and treatment plan suggestions are distributed to providers on the basis of results of outcome studies as established by the State of California's Division of Workers' Compensation, the Medical Disability Advisor and through the State of California's Industrial Medical Protocols as they are published.

HOSPITALS

     The Company has been successful in creating relationships with some of the premier medical centers of Southern California. The relationships established with medical centers are not for access or service as they provide access and service to all. Rather, these relationships are maintained by the Company to provide services to the Company's HCO enrollees.

ANCILLARY SERVICES

     The Company has contracted a full range of ancillary services to cover all requirements of the California Department of Corporations and Department of Industrial Relations. This includes interpreter services, ambulances, physical therapy, occupational therapy, pharmacies and much more. The ancillary services are vital to ensure there is a complete network capable of independently providing all care that may be necessary.

COMPETITION

     Although the Company is one of the first commercial enterprises capable of offering HCO services, there are new companies that are currently setting up similar services as those being offered by the Company. Many of these competitors may have greater financial, research and marketing experience and resources than the Company, and will represent substantial long-term competition. In California there are currently sixteen certified health care organization licenses (two of which belong to the Company) issued to approximately ten companies.
This translates into nine direct competitors, with Comp Partners being the largest.

     The Company plans to gain a competitive advantage by marketing itself as a legal medical organization not just a medical company. The Company's CEO and Medical Director are both attorneys. In addition, the Company is the only HCO that owns a network of providers as opposed to leasing a network. The Company believes this is advantageous because they can market a direct relationship with providers rather than relying on third party relationships.

                                     8

EMPLOYEES

     The Company, through its subsidiary, currently has five full time employees and ten part-time employees. In addition, the officers and directors work on a part time, as needed, basis with no commitment for full time employment. Over the next twelve months, the Company anticipates hiring additional employees as needed and as revenues and operations warrant.

REPORTS TO SECURITY HOLDERS

     Approximately sixty days after the filing of this registration statement on Form 10-SB, the Company became subject to the reporting requirements of the Securities Exchange Act of 1934. The Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC") in accordance with these reporting requirements. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company will be an electronic filer and the SEC maintains an Internet site that will contain reports and other information regarding the Company which may be viewed at http://www.sec.gov.
-------------------

ITEM 2:   MANAGEMENTS DISCUSSION & ANALYSIS

     LIQUIDITY AND CAPITAL RESOURCES

     The Company has limited liquidity and capital resources.   The
Company and it's financial statements have been issued with a going concern opinion. As such, the Company does not currently possess a financial institution source of financing and the Company cannot be certain that it's existing sources of cash will be adequate to meet its liquidity requirements.


     The Company's future capital requirements will depend on its ability to successfully implement its business plan and other factors, including
(i) the ability of the Company to maintain its existing customer base and to expand its customer base, and (ii) overall financial market conditions where the Company might seek potential investors.




                                     9

      As of March 31, 2004, the Company had cash on hand of $429,189, compared to $217,556 at March 31, 2003. At December 31, 2003, the Company had cash on hand of $398,352 compared to $201,875 at the December 31, 2002, year end. The increases of $211,633 and $196,477 in cash on hand respectively is due to additional revenue generated from the Company's growing customer base. Because of the conversion of debt to equity, management believes that cash on hand and anticipated revenues will be sufficient to cover operating costs over the next twelve months.
Therefore, the Company does not anticipate needing to find other sources of capital at this time. If the Company's revenues, however, are less than anticipated the Company will need to find other sources of capital to continue operations. The Company would then seek additional capital in the form of debt and/or equity. While the Company believes that it is capable of raising additional capital, there is no assurance that the Company will be successful in locating other sources of capital on favorable terms or at all.

RESULTS OF OPERATIONS


  Comparison of the three months ended March 31, 2004 and 2003
     ------------------------------------------------------------

     Workers' compensation costs in California have continued to remain excessive which has continued to motivate employers to search for ways to control this cost. Due to the high workers' compensation costs, and the Company's marketing efforts, revenues have increased from $244,635 for the quarter ended March 31, 2003 to $430,643 for the same period of 2004.
While the Company believes that revenues will continue to increase, it also believes that expenses will correspondingly increase at a similar rate. The expenses incurred in the quarter ended March 31, 2003 totaled $215,587, with $124,603 of said expenses being salaries and wages. For the same period of 2004 expenses increased to $395,711 while salaries and wages increased to $160,280. The additional expenses, including the increase in salaries and wages, were incurred in order to meet the increase in demand for services compared to the previous period.


                                     10

     Comparison of the year ended December 31, 2003 and 2002.
     --------------------------------------------------------

     The Company generated $1,097,930 in revenue for the year ended December 31, 2003, compared to revenue of $653,427 for the same period of 2002. During the year ended December 31, 2003, the Company generated revenue from approximately 51 employers representing approximately 73,700 enrollees compared to ten employers and approximately 13,000 enrollees during the year ended December 31, 2002. The Company realized a net income of $57,973 for the fiscal year ended December 31, 2003, compared to a net loss of $35,262 during fiscal 2002. As revenues increased, however, the expenses incurred in providing HCO services also increased from $689,257 during the year ended December 31, 2002, to $1,040,071 for the same period 2003. The increased revenue and the realization of net income in 2003 is primarily the result of increased demand for HCO services as a result of escalating workers' compensation costs in California. The Company anticipates demand for its service will remain strong through 2004 and therefore management believes revenues and expenses will continue to increase at a similar pace to that of 2003 over the next twelve months.


PLAN OF OPERATIONS

     As mentioned previously, the business of the Company is that of its wholly owned subsidiary Medex. Over the next twelve months the Company plans to focus its efforts on increasing enrollment in the Medex HCOs throughout southern California. The Company is currently in discussions with approximately 40 businesses and has distributed marketing packets to over 100 potential customers. The Company will maintain and continue to establish relationships with doctors, nurses and other ancillary services who have experience in the workers' compensation industry. These relationships are vital to the success of the Company as these people and services will help up keep costs down by ensuring proper care.

     Due to escalating workers' compensation costs in the State of California and the HCO's ability to assist employers to control and reduce this cost, management believes that additional California employers may contract the services of an HCO. The Company is actively positioning itself to contract as many employers as possible. Any additional employees enrolled will also cause costs and expenses to proportionately increase. The Company has expanded the executive offices and plans to hire additional employees as they are needed to meet any increase in enrollment.


                                     11


ITEM 3:   DESCRIPTION OF PROPERTY

PROPERTY & FACILITIES

   The Company's executive offices are located in  Newport
Beach, California. The Company's subsidiary Medex leases approximately 3,504 square feet of office space in Long Beach, California. Under the terms of the lease Medex is required to pay $6,189.70 per month through February of 2004, $6,307.20 from March of 2004 through February of 2005 and $6,482.40 from March of 2005 through February of 2006. There is no provision in the lease for extension or renewal but the Company anticipates it will be able to renew or secure other office space on similar terms if it is required to do so. The Company does not anticipate needing any additional office space in the next twelve months. If the need arises, the Company believes it will be able to secure additional office space on acceptable terms. The Company does not own or lease any other property.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The term "beneficial owner" refers to both the power of investment and the right to buy and sell shares of PHCO. It also refers to rights of ownership or the right to receive distributions from PHCO and proceeds from the sale of PHCO shares. Since these rights may be held or shared by more than one person, each person who has a beneficial ownership interest in shares is deemed to be the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

Type of                                  Amount & Nature of
Security   Name and Address              Beneficial Ownership      % of Class
---------  ----------------------------  --------------------      ----------
Common     Tom Kubota (1) (2)                      2,153,931       13.9%
           51 Harbor Ridge Drive
           Newport Beach, CA 92260

Common     Nanko Investments (2)                   1,702,305       11.0%
           51 Harbor Ridge Drive
           Newport Beach, CA 92260

Common     Donald Hellwig (1)                          3,000             0%
           6266 Morley Avenue
           Los Angeles, CA 90056

Common     Rudy LaRusso (1)                          300,000        1.9%
           218 Homewood Road
           Los Angeles, CA 90049


                                          12

Common     Peter G. Alexakis                       1,083,333        7.0%
           2001 Santa Monica Blvd Suite 1190W
           Santa Monica, CA  90404

Common     Tom Roush (1)                           1,083,333        7.0%
           20457 Kesley St
           Canyon Country, CA  91351

Common     Marvin Teitelbaum                       1,083,333        7.0%
           354 Homewood Road
           Los Angeles, CA  90049

Common     William Rifkin                          1,083,333        7.0%
           11820 Mayfield Ave #106
           Brentwood, CA  90049

Common     Janet Zand                              1,083,333        7.0%
           1505 Rockcliff Road
           Austin, TX  78796

Common     Donald P. Balzano (3)                   1,083,335        7.0%
           5422 Michelle Drive
           Torrance, CA  90503

Common     Manfred Heeb                            1,445,982        9.4%
           Meierhofstr Point 121
           Treisen, Liechtenstein Fl-9495

Common     Amafin Trust                            1,500,000        9.7%
           Meierhofstr Point 121
           Treisen, Liechtenstein Fl-9495

Common     Eurifa Anstalt                            900,000        5.8%
           Meierhofstr Point 121
           Treisen, Liechtenstein Fl-9495

Common     Auric Stiftung                          1,500,000        9.7%
           PO Box 83
           Aeulestrasse 5
           Vaduz, Liechtenstein Fl-9490

------------------------------------------------------------------------------------

All officers and directors                         3,540,264       22.9%
as a group (4 persons)

====================================================================================

           Total Beneficial Ownership             14,307,913       92.7%

------------------------------------------------------------------------------------



     (1) Officers and/or directors of PHCO.
     (2) Tom Kubota is the president of Nanko Investments, Inc., and therefore shares held by Nanko Investments, Inc., are counted as shares owned by Tom Kubota.
     (3) Mr. Balzano is the CEO of Medex Healthcare, Inc., a wholly owned subsidiary of the Company.

CHANGE IN CONTROL

     To the knowledge of the management, there are no present arrangements or pledges of the Company's securities that may result in a change in control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth the Company's directors, executive officers, promoters and control persons, their ages, and all offices and positions held within PHCO. Directors are elected for a period of one year and thereafter serve until their successor is duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.


Name                Age       Position                 Management Since
----------------    -----     --------------------     ----------------
Tom Kubota          64        President, Director      September 2000

Donald Hellwig      62        CFO                      November 2003

Rudy LaRusso        66        Secretary, Director      September 2000

Tom Rousch          47        Director                 April 2003


     The following sets forth certain biographical information relating to the Company's Officers and Directors.

     Tom Kubota, age 64 . Mr. Kubota has thirty years of experience in the investment banking, securities and corporate finance field. He held the position of Vice President at Drexel Burnham Lambert; at Stem, Frank, Meyer and Fox; and at Cantor Fitzgerald. Mr. Kubota is the president of Nanko Corporation, which specializes in capital formation services for high technology and natural resources companies. He has expertise in counseling emerging public companies and has previously served as a director of both private and public companies. For the last five years, Mr. Kubota has been primarily engaged in running his consulting firm Nanko Investments, Inc.


     Donald C. Hellwig, age 62. Mr. Hellwig has been primarily engaged as a self-employed accountant for the last fifteen years working with various businesses and high net worth individuals. Mr. Hellwig received an Associates of Arts in 1961 from Santa Monica City College and a Bachelors of Science degree from UCLA in 1964 in Business Administration with an emphasis in accounting. Prior to being self employed Mr. Hellwig held various positions with several companies such as Chief Accountant at Continental Airlines and the Manager of Accounting at Flying Tiger Lines.

     Rudy LaRusso, age  66 .  Mr. La Russo graduated from Dartmouth
College where he was awarded the Rafer Johnson Award, an annual award presented to a top scholar-athlete. He also attended the Amos Tuck Business School. He served as Vice President of Chanco Medical Industries and subsequently the CEO of Carex International Inc., an operator of convalescent hospitals. For the last five years he has primarily served as President of La Russo & Assoc., Inc., where he directs his consulting firm in investment advice for professional athletes and development stage companies.


     Tom Roush, age 47. Mr. Roush graduated from Ohio Wesleyan University in 1978 with a Bachelors of Arts in history and communications. For the last four years Mr. Roush has been principally engaged as an account manager for a software company. Prior to that Mr. Roush served as the CEO of Medex Healthcare, Inc., a wholly owned subsidiary of the Company.




KEY EMPLOYEES/ADVISORS

     Donald P Balzano. CEO of Medex Healthcare, Inc. (wholly owned subsidiary of the Company). Mr. Balzano is a graduate of the UCLA School of Law and is a member of the State Bar of California. From 1979 through 1990 he was the president of Western Medical Review and Care Resources, Inc. From 1990 through 1995 he founded Balzano & Associates which focused on medical and legal delivery systems for workers' compensation programs and he held the position of vice president and general counsel for Keenan & Associates where he was responsible for corporate legal activity and for creation of a workers' compensation defense attorney and managed medical care program. From 1996-2001 Mr. Balzano served as the president and CEO of Priority CompNet, a California workers' compensation health care organization. Mr. Balzano has been with the Company since 2001. He has brought a unique combination of legal and medical expertise to the Company.


INVOLVEMENT IN LEGAL PROCEEDINGS

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

ITEM 6.   EXECUTIVE COMPENSATION.

     The following chart sets forth the compensation paid by the Company to each Officer and Director and its other most highly compensated executive officers whose total salary and bonus exceeded $100,000.00 for the last two fiscal years, and the planned compensation during the remainder of the current fiscal year. No officer or director had a salary and bonus during the fiscal years ended December 31, 2003, 2002 or 2001 that exceeded $100,000.00 for services rendered in all capacities to the Company.

                              SUMMARY COMPENSATION TABLE

                       Annual Compensation       Long Term         Compensation
                                                    Awards           Payouts
                                             Other   Restr                        All
Name and                                    Annual   icted                      Other
Principal                           Bonus   Compen   Stock  Options     LTIP   Compen
Position          Year    Salary        $   sation  Awards    /SARs   Payout   sation
-----------      -----  --------  -------  ------- -------  -------  -------  -------

Tom Kubota        2003  $  3,700  $   -0-  $   -0- $   -0-  $   -0-  $   -0-  $ 9,600
                                                                                  (1)
President         2002       -0-      -0-      -0-     -0-      -0-      -0-      -0-
Director          2001       -0-   23,000   35,000   1,754      -0-      -0-      -0-
                                               (2)

Donald Hellwig    2003  $    -0-  $   -0-  $   -0- $   -0-  $   -0-  $   -0-  $   -0-
CFO               2002       -0-      -0-      -0-     -0-      -0-      -0-      -0-
                  2001       -0-      -0-      -0-     -0-      -0-      -0-      -0-

Rudy LaRusso      2003  $  3,700  $   -0-  $   -0- $   -0-  $   -0-  $   -0-  $   -0-
Secretary         2002       -0-      -0-      -0-     -0-      -0-      -0-      -0-
Director          2001       -0-      -0-      -0-     330      -0-      -0-      -0-

Peter Alexakis    2003  $    -0-  $   -0-  $   -0- $   -0-  $   -0-  $   -0-  $   -0-
Former Director   2002       700      -0-      -0-     -0-      -0-      -0-      -0-
                  2001       -0-      -0-      -0-     -0-      -0-      -0-      -0-

Donald Balzano    2003  $132,000  $   -0-  $   -0- $   -0-  $   -0-  $   -0-  $   -0-
CEO of Company    2002   104,000      -0-      -0-     -0-      -0-      -0-      -0-
Subsidiary Medex  2001       -0-      -0-      -0-     -0-      -0-      -0-      -0-

Doug Hikawa       2003  $100,000  $   -0-  $   -0- $   -0-  $   -0-  $   -0-  $   -0-
VP of Company     2002    70,000      -0-      -0-     -0-   50,000      -0-      -0-
                                                                (3)
Subsidiary Mexex  2001       -0-      -0-      -0-     -0-      -0-      -0-      -0-



     (1) This amount represent medical insurance premiums.

     (2) Tom Kubota provided consulting services to the Company through Nanko Investments, Inc., his private consulting business. This amount represents funds paid by the Company to Nanko Investments, Inc. These services were provided on terms at least as favorable as could have been negotiated with an independent third party.

  (3) Doug Hikawa was granted stock options to purchase up to 50,000 shares of restricted common stock in August of 2002 pursuant to the Company's stock option plan. 50% or 25,000 of the options granted vested upon the date of grant and an additional 25% of the options granted vested on the one year anniversary of the grant. The remaining 25% of the options granted will vest on the two year anniversary of the date of grant. The options are exercisable at $.05 per share. None of Mr. Hikawa's options have been exercised to date.
                                     17
     No other compensation has been paid directly or accrued to any other officer or director of the Company to date. The Company has no policy for compensating its directors for attendance at Board of Directors meetings or for other services as directors.

     Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval. The Company has no retirement, pension, or benefit plan at the present time, however, the Board of Directors may adopt plans as it deems to be reasonable under the circumstances.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENT

     The Company has no employment agreements with its employees or executive officers. In the past three years no executive officer has received any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of the Company or a change in the executive officer's responsibilities after a change in control. Because the Company has no employment agreements in place its business could be adversely affected if certain key employees could not be retained.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     Through the end of June 2003, the Company's president allowed the Company to utilize approximately 300 square feet of his office space at no charge. The Company is no longer using this space.

     The Company does not anticipate engaging in any additional significant
dealings with affiliates.   If, however, there are dealings with related
parties in the future, the Company will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

                                     18


ITEM 8.        DESCRIPTION OF SECURITIES

DESCRIPTION OF COMMON STOCK.

     The Company is presently authorized to issue 50,000,000 shares of $.001 par value common stock and currently has approximately 15,427,732 shares issued and outstanding as of December 31, 2002. The Company has reserved from its authorized but unissued shares a sufficient number of shares of common stock for issuance of the common stock underlying warrants and options of the Company.

     The holders of common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. The former Medex Healthcare, Inc. (a wholly owned subsidiary of the Company) shareholders, consisting of five individuals, have entered into a Voting Trust Agreement which limits their common stock voting rights from February of 2001 through February of 2004. This Voting Trust Agreement restricts the former Medex Healthcare, Inc., shareholders to electing one director.

WARRANTS

     The Company currently has issued approximately 807,964 warrants ("Warrants") comprised of 408,982 A Warrants and 408,982 B Warrants. Each A Warrant represents the right to purchase one share of restricted common stock of the Company at an exercise price of $3.00 per share for a period through August of 2006. Each B Warrant represents the right to purchase one share of restricted common stock of the Company at an exercise price of $6.00 per share also for a period through August of 2006. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment in certain events such as a dividend on shares of common stock, subdivisions or combinations of the common stock or similar events. The Warrants do not contain provisions protecting against dilution resulting from the issuance or sale of additional shares of common stock for less than the exercise price of the Warrants or the current market price of the Company's securities.


                                     19

     Holders of Warrants may exercise their Warrants for the purchase of shares of restricted common stock of the Company only if the purchase of such shares is exempt from federal registration requirements and qualified for sale, or deemed to be exempt from qualification, under applicable state securities law. Although the Company believes that exercise of Warrants will be exempt from federal registration requirements pursuant to Rule 506 of Regulation D, there is no assurance that valid state qualification/exemption will be available for such exercise, particularly if warrant holders reside in states where the Warrants were not initially offered and sold by the Company. In such event, warrant holders would have no opportunity to exercise the Warrants.

     Furthermore, the outstanding Warrants are redeemable or callable, in whole or in part, at the option of the Company, upon not fewer than 30 days notice, at a redemption price equal to $0.01 per Warrant at any time. Although the Company would not normally do so, in the event it calls for redemption of the Warrants at a time when exercise is not possible or is impractical, warrant holders would be compelled to accept the nominal redemption price of $0.01 per warrant. If exercise of the Warrants is qualified or exempt from qualification, and the Company should call for redemption, warrant holders would have a minimum of 30 days in which to decide whether to exercise their Warrants, after which they would have to accept the redemption price.

     Holders of Warrants will be entitled to notice in the event of (a) the granting by the Company to all holders of its common stock of rights to purchase any share of capital stock or any other rights or (b) any reclassification of the common stock, any consolidation of the Company with, or merger of the Company into any other entity or merger of any other entity into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of any outstanding share of common stock), or any sale or transfer of all or substantially all of the assets of the Company.

     Except as described above, the holders of the Warrants have no rights as stockholders of the Company, including the right to vote, until they exercise their Warrants.

DESCRIPTION OF STOCK OPTIONS.

     The Board of Directors of the Company have adopted the PHCO 2002 Stock Option Plan (the "Plan") allowing the Company to offer key employees, officers, directors, consultants and sales representatives, an opportunity to acquire a proprietary interest in the Company. The various types of incentive awards which may be provided under the Stock Option Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.
To date the Company has issued approximately 85,000 options pursuant to the Plan. The total number of shares reserved and available for distribution under the Plan is 1,000,000 shares. These shares underlie the options issued by the Company pursuant to the Plan. The option holders will not be protected against dilution if the Company issues additional shares in the future. Neither the options, nor the shares underlying the option have preemptive rights.


                                     20

     In the case of any reclassification, change, consolidation, merger, sale or conveyance of our shares to another corporation, the Company will make adequate provision whereby the registered holder of any outstanding option will have the right thereafter to receive an exercise of the options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of the Company shares.

     Other provisions of the options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the options. The following information is a summary of the PHCO 2002 Stock Option Plan and is qualified by reference to the plan.

     1. The shares underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as other shares.

     2.   Once an option is granted, it may not be called by the Company.

     3. The options may not be sold prior to six months from the date of the grant of the related award without our prior approval.

     4. Unless exercised within the time provided for exercise, the options will automatically expire.

     5. The exercise price per share purchasable under a stock option shall be determined by the Committee at the time of grant and may not be less that 100% of Fair Market Value of the shares, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the shares.

     6. There is no minimum number of shares which must be purchased upon exercise of the option.

     7. The option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

TRANSFER AGENT.

     The Company's transfer agent and registrar is Pacific Stock Transfer Company, 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119, phone number 702-361-3033.



                                     21

                                  PART II

Item 1. Market Price of and Dividends on Registrants Common Equity and Other Shareholder Matters.

     The Company's shares are currently traded on the Pink Sheets under the symbol "PHCO". The Company plans to apply for a listing on the Over-the-Counter Bulletin Board ("OTCBB") in the next twelve months. The Company currently has 15,427,732 shares outstanding held by approximately
 1,080 shareholders. The following table shows the historical bid and ask price data for PHCO:


                                  BID PRICES               ASK PRICES
                               HIGH          LOW        HIGH          LOW
                              -------      -------     -------      -------
2003
First Quarter                    $.05         $.05       $1.01        $1.01
Second Quarter                    .05          .05        1.01         1.01
Third Quarter                     .06          .05        1.01         1.01
Fourth Quarter                    .16          .06        1.01         1.01

2002
First Quarter                     .45          .45        1.01         1.01
Second Quarter                    .45          .15        1.15         1.01
Third Quarter                    2.00         1.75        2.25         2.25
Fourth Quarter                   1.75          .45        2.25         1.00


     The above quotations, as provided by the Pink Sheets, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.


                                     22


Approximately  884,214  of the Company's unissued common shares are subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. Of the 15,427,732 outstanding shares of common stock approximately 13,434,944 are restricted common shares of the Company and approximately 154,277 shares are eligible for resale pursuant to Rule 144 every 90 days. The Company has no agreements to register shares on behalf of shareholders currently holding unregistered securities. The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividend is subject to limitations imposed by Utah law. Under Utah law, dividends may be paid to the extent that the corporation's assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

ITEM 2.   LEGAL PROCEEDINGS.

     A complaint was filed in Orange County Superior Court by plaintiffs Marvin Teitelbaum, a shareholder of the Company, and Peter Alezakis, a shareholder of the Company and former director (collectively "Plaintiffs") on or about April 7, 2004 against the Company's president Tom Kubota, secretary Rudy LaRusso and the Company (collectively "Defendants"). The action seeks cancellation of a stock issuance, an order for Mr. Kubota to pay the Company $150,000 and other damages to be determined based upon allegations that Defendants breached various fiduciary duties. The Company believes that the claims by plaintiffs are without merit. Defendants have retained the services of The Williams Law Firm, PC, of Newport Beach, California, to represent them in this matter and intend to contest the case vigorously.



ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On or about September 28, 2000, the Company issued 426,667 restricted common shares to Tom Kubota. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received $32,000 cash for the shares.

     On or about January 30, 2001, the Company issued 700,000 common shares to Mid-Mountain Investments, LLC. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933. The Company received $25,000 cash for the shares.


                                     23

     On or about April 5, 2001, the Company issued 50,000 restricted common shares to Ronald L. Poulton in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 5, 2001, the Company issued 1,754,305 restricted common shares to Nanko Investments, Inc., in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 5, 2001, the Company issued 330,000 restricted common shares to Rudy LaRusso in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 5, 2001, the Company issued 6,500,000 restricted common shares to five persons in a share for share exchange pursuant to a reorganization agreement. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 30, 2001, the Company issued 63,000 restricted common shares, A Warrants to purchase an additional 63,000 restricted common shares and B Warrants to purchase an additional 63,000 restricted common shares to five persons pursuant to subscriptions received from a private offering. The shares were not publicly offered. The shares and warrants were issued pursuant to an exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933. The Company received approximately $63,000 cash for the shares.

     In August of 2002, the Company issued approximately 845,982 restricted common shares, A Warrants to purchase an additional 345,982 restricted common shares and B Warrants to purchase an additional 345,982 restricted common shares to Manfred Heeb to resolve debt in the amount of $345,982. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company converted outstanding debt in the amount of $345,982 in exchange for the shares and warrants.

     In August of 2002, the Company granted options to purchase approximately 85,000 restricted common shares of the Company to four employees. 50% of the options vested upon grant, 25% will vest on the first annual anniversary of the grant date and the remaining 25% will vest on the second annual anniversary of the grant date. The exercise price of the options is $0.05 and they expire five years from the grant date.

     In October of 2002, the Company issued approximately 4,500,000 restricted common shares to four entities in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.


                                     24


     The Company has not issued any securities since the fiscal year ended December 31, 2002. The Company has, however, received a notice of stock option exercise from Kathie Liboon, an employee of Medex at the time of notification, and therefore the Company is currently processing this notice of exercise. The Company expects to issue Laboon 18,750 restricted common shares in reliance upon an exemption from registration provided under
Section 4(2) of the Securities Act of 1933 as amended. The Company received $937.50 from the exercise of the stock option.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The Company's Articles of Incorporation and Bylaws limit liability of and indemnify its Officers and Directors to the full extent permitted by the Utah Revised Business Corporation Act ("Utah Act").

     Under the Utah Act, a Utah corporation has the authority to indemnify officers and directors:

     (1) Except as provided in Subsection (4), a corporation may indemnify an individual made party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

               (a) his conduct was in good faith; and

               (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

               (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

     (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

                                     25

     (4) A corporation may not indemnify a director under this section:

               (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

               (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     In accordance with the Utah Act indemnification may also be provided as follows:

     (1) an officer of the corporation is entitled to mandatory indemnification, and is entitled to apply for court-ordered indemnification, in each case to the extent as a director.

     (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

     (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.


                                     26

                                  PART F/S






                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                            Financial Statements
                             (In U.S. Dollars)

                               March 31, 2004
                                (Unaudited)
                                    and
                         December 31, 2003 and 2002


                       INDEX TO FINANCIAL STATEMENTS

     Independent Auditor's Report. . . . . . . . . . . . . . . . . . . . 29

     Balance Sheet for March 31, 2004 (Unaudited)
     December 31, 2003 and 2002. . . . . . . . . . . . . . . . . . . . . 30

     Statement of Operations for the Three Months Ended
     March 31, 2004 (Unaudited) and the Years Ended
     December 31, 2003 and 2002. . . . . . . . . . . . . . . . . . . . . 32

     Statement of Stockholders' Equity from January 1, 2002 to
     March 31, 2004 (Unaudited). . . . . . . . . . . . . . . . . . . . . 33

     Statement of Cash Flows for the Three Months Ended
     March 31, 2004 (Unaudited) and the Years Ended
     December 31, 2003 and 2002. . . . . . . . . . . . . . . . . . . . . 34

     Notes to the Financial Statements . . . . . . . . . . . . . . . . . 35





/Letterhead/





                        Independent Auditor's Report
                       -----------------------------

To the Board of Directors
Pacific Healthcare Organization, Inc.

We have audited the accompanying balance sheets of Pacific Healthcare Organization, as of December 31, 2003 and 2002, and the related statements of income, retained earnings and cash flows for the years then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Pacific Healthcare Organization, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles, in the United States of America.



/S/ Chisholm, Bierwolf & Nilson, LLC

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
June 21, 2004


                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                               Balance Sheets

                                       March       December      December
                                     31, 2004      31, 2003      31, 2002
                                   ------------  ------------  ------------
                                    (Unaudited)
                                   Assets
Current Assets
--------------
 Cash & Cash Equivalents           $   429,189   $   398,352   $   201,875
 Accounts Receivable                   129,975       120,734        42,581
 Prepaid Expenses                       25,455        24,166         9,896
                                   ------------  ------------  ------------
   Total Current Assets                584,619       543,252       254,352

Property & Equipment (Note 5)
--------------------
 Computer Equipment                     60,922        55,830        41,927
 Furniture & Fixtures                   24,766        24,766         7,082
                                   ------------  ------------  ------------
   Total Property & Equipment           85,688        80,596        49,009

   Less: Accumulated Depreciation      (37,702)      (32,124)      (14,848)
                                   ------------  ------------  ------------
   Net Property & Equipment             47,986        48,472        34,161
                                   ------------  ------------  ------------
   Total Assets                    $   632,605   $   591,724   $   288,513
                                   ============  ============  ============













                                 Continued
                                     30

                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                               Balance Sheets

                                       March       December      December
                                     31, 2004      31, 2003      31, 2002
                                   ------------  ------------  ------------
                                    (Unaudited)

                     Liabilities & Stockholders' Equity

Current Liabilities
-------------------

 Accounts Payable                  $    29,004   $    16,993   $     3,600
 Accrued Expenses                      168,861       139,920        75,514
 Unearned Revenue                      129,987       165,001          -
                                   ------------  ------------  ------------
   Total Current Liabilities           327,852       321,914        79,114

Stockholders' Equity (Note 8)
--------------------

 Preferred Stock; 5,000,000
  Shares Authorized at $0.001 Par
  Value; Zero Shares Issued and
  Outstanding                             -             -             -
 Common Stock; 50,000,000 Shares
  Authorized at $0.001 Par Value;
  15,427,732, 15,427,732 and
  15,408,982 Shares Issued and
  Outstanding, Respectively             15,428        15,428        15,409
 Additional Paid In Capital            449,964       449,964       447,545
 Additional Paid In Capital -
  Warrants                             122,694       122,694       122,694
 Accumulated (Deficit)                (283,333)     (318,276)     (376,249)
                                   ------------  ------------  ------------
   Total Stockholders' Equity          304,753       269,810       209,399
                                   ------------  ------------  ------------
   Total Liabilities &
   Stockholders' Equity            $   632,605   $   591,724   $   288,513
                                   ============  ============  ============








  The accompanying notes are an integral part of the financial statements.
                                     31



                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                          Statement of Operations
           For the Three Months Ended March 31, 2004 and 2003 and
                 the Years Ended December 31, 2003 and 2002

                                   March         March       December      December
                                 31, 2004      31, 2003      31, 2003      31, 2002
                               ------------  ------------  ------------  ------------
                               (Unaudited)   (Unaudited)
Revenues                       $   430,643   $   244,635   $ 1,097,930   $   653,427
--------                       ------------  ------------  ------------  ------------

Expenses
--------
 Depreciation                        5,578         3,644        17,276        12,639
 Consulting Fees                    57,462         9,800        84,081       271,968
 Salaries & Wages                  160,280       124,603       501,109       148,427
 Professional Fees                  50,996         7,373        84,492        64,725
 Insurance                          17,331        14,384        74,141        31,678
 Employment Enrollment              37,939        18,000        94,200        56,552
 General & Administrative           66,125        37,783       184,772       103,268
                               ------------  ------------  ------------  ------------
   Total Expenses                  395,711       215,587     1,040,071       689,257
                               ------------  ------------  ------------  ------------
   Income (Loss) from
   Operations                       34,932        29,048        57,859       (35,830)

Other Income (Expenses)
-----------------------
 Interest Income                        11            57           114           568
                               ------------  ------------  ------------  ------------
   Total Other Income
   (Expenses)                           11            57           114           568
                               ------------  ------------  ------------  ------------
   Income (Loss) Before Taxes       34,943        29,105        57,973       (35,262)

   Tax Expense                       -             -             -             -
                               ------------  ------------  ------------  ------------
   Net Income (Loss)           $    34,943   $    29,105   $    57,973   $   (35,262)
                               ============  ============  ============  ============

Income (Loss) Per Share
-----------------------
   Basic                       $      0.00   $      0.00   $      0.00   $      0.00
   Diluted                            0.00          0.00          0.00          0.00

Weighted Average Shares Outstanding
-----------------------------------
   Basic                        15,427,732    15,408,982    15,413,670    11,540,493
   Diluted                      15,427,732    15,408,982    15,413,670    11,540,493



 The accompanying notes are an integral part of these financial statements.
                                     32



                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                     Statement of Stockholders' Equity
                   From January 1, 2002 to March 31, 2004


                                                                          Accumulated
                          Preferred Stock        Common Stock    Paid In    Earnings
                          Shares   Amount    Shares    Amount    Capital   (Deficit)
                        --------  ------- -----------  -------- ---------  ----------
Balance,
January 1, 2002                -  $     - 10,063,000   $10,063  $174,803   $(340,987)

Conversion of Note
Payable at $.70 Per
Share                          -        -    345,982       346   241,842            -

A Warrants Issued at
$.20 Per Warrant;
B Warrants at $.10
Per Share                      -        -           -         -  103,794            -

Contributed Capital            -        -           -         -    4,800            -

Shares Issued for
Services at $.01 Per
Share                          -        -    500,000       500     4,500            -

Shares Issued for
Services at $.01
Per Share                      -        -  4,500,000     4,500    40,500            -

Net Loss for the Year
Ended December 31, 2002        -        -           -         -         -    (35,262)
                        --------  ------- -----------  -------- ---------  ----------
Balance,
December 31, 2002              -        - 15,408,982    15,409   570,239    (376,249)

Exercise of Stock
Option at $.05 Per
Share                          -        -     18,750        19       919            -

Contributed Capital            -        -           -         -    1,500            -

Net Income for the Year
Ended December 31, 2003        -        -           -         -         -     57,973
                        --------  ------- -----------  -------- ---------  ----------
Balance,
December 31, 2003              -        - 15,427,732    15,428   572,658    (318,276)

Net Income for the
Period Ended March 31,
2004 (Unaudited)               -        -           -         -         -     34,943
                        --------  ------- -----------  -------- ---------  ----------
Balance, March 31,
2004 (Unaudited)               -  $     - 15,427,732   $15,428  $572,658   $(283,333)
                        ========  ======= ===========  ======== =========  ==========

 The accompanying notes are an integral part of these financial statements.
                                     33


                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                          Statement of Cash Flows
       For the Three Months Ended March 31, 2004 and 2004 (Unaudited)
               and the Years Ended December 31, 2003 and 2002

                                                March     March   December  December
                                              31, 2004  31, 2003  31, 2003  31, 2002
                                              --------- --------- --------- ---------
                                                   (Unaudited)
Cash Flows from Operating Activities
------------------------------------
 Net Income (Loss)                            $ 34,943  $ 29,105  $ 57,973  $(35,262)
 Adjustments to Reconcile Net
 Income to Net Cash:
  Contributed Services                             -         750     1,500     4,800
  Depreciation                                   5,578     3,644    17,276    12,639
  Shares Issued for Services                       -         -         -      50,000
 Changes in Operating Assets & Liabilities:
  (Increase) Decrease in Prepaid Expenses       (1,289)   (4,327)  (14,270)   (3,722)
  (Increase) Decrease in Accounts Receivable    (9,241)  (36,053)  (78,153)  (42,581)
  Increase (Decrease) in Accounts Payable       12,011     6,149    13,393     3,600
  Increase (Decrease) in Accrued Expenses       28,941    26,380    64,406    75,514
  Increase (Decrease) in Unearned Revenue      (35,014)     -      165,001      -
                                              --------- --------- --------- ---------
   Net Cash Provided by Operating Activities    35,929    25,648   227,126    64,988

Cash Flows from Investing Activities
------------------------------------
 Purchase of Computer Equipment                 (5,092)   (9,967)  (13,903)  (24,726)
 Purchase of Furniture & Fixtures                  -         -     (17,684)   (2,523)
                                              --------- --------- --------- ---------
   Net Cash Used by Investing Activities        (5,092)   (9,967)  (31,587)  (27,249)

Cash Flows from Financing Activities
------------------------------------
 Proceeds from Exercise of Stock Option            -         -         938       -
                                              --------- --------- --------- ---------
   Net Cash Provided by Financing Activities       -         -         938       -

   Increase (Decrease) in Cash                  30,837    15,681   196,477    37,739
                                              --------- --------- --------- ---------
   Cash at Beginning of Period                 398,352   201,875   201,875   164,136
                                              --------- --------- --------- ---------
   Cash at End of Period                      $429,189  $217,556  $398,352  $201,875
                                              ========= ========= ========= =========

Supplemental Cash Flow Information
----------------------------------
 Interest                                     $    -    $    -    $    -    $    -
 Taxes                                             -         -         -         -

 The accompanying notes are an integral part of these financial statements.
                                     34




                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 1 - Corporate History
--------------------------

Pacific Health Care Organization, Inc., was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. On September 25, 2000, the Company changed its name to Pacific Health Care Organization, Inc. On February 26, 2001, the Company acquired Medex Healthcare, Inc. ("Medex"), a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company. The acquisition of Medex by the Company was accounted for as a reverse acquisition, and therefore Medex was considered the accounting acquirer. The financial statements, contained herein, are those of Medex Healthcare, Inc., for all periods presented.

NOTE 2 - Significant Accounting Policies
----------------------------------------

A.   Basis of Accounting
     -------------------
     The Company uses the accrual method of accounting.

B.   Revenue Recognition
     -------------------
     The Company applies the provisions of SEC Staff Accounting Bulletin ("SAB") No. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB 104"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue related to monthly contracted amounts for services provided when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable and (iv) collectibility is reasonably assured.

C.   Cash Equivalents
     ----------------
     The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.



                                 Continued
                                     35



                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 2 - Significant Accounting Policies (continued)
----------------------------------------------------

D.   Net Earnings (Loss) Per Share
     -----------------------------
     The Computation of earning per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

                                                             Weighted
                                                Income        Average
                                                (Loss)        Shares       Per-Share
                                              Numerator   (Denominator)     Amount
                                             ------------  ------------  ------------

   For the three months ended:
     March 31, 2004 (unaudited)
     Basic EPS
     Income (loss) to common stockholders    $    34,943    15,427,732   $      0.00
                                             ============  ============  ============
   For the year ended December 31 2003:
     Basic EPS
     Income (loss) to common stockholders    $    57,973    15,413,670   $      0.00
                                             ============  ============  ============
   For the year ended December 31 2002:
     Basic EPS
     Income (loss) to common stockholders    $   (35,262)   11,540,493   $      0.00
                                             ============  ============  ============

E.   Depreciation
     ------------
     The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the lease of the related assets for the estimated lives of the assets.
     Depreciation is computed on the straight line method.

F.   Use of Estimates
     ----------------
     The preparation of the financial statements in conformity with generally accepted accounting principles, in the United States of America, require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

G.   Principles of Consolidation
     ---------------------------
     The accompanying consolidated financial statements include the accounts of the company and its wholly - owned subsidiary.
     Intercompany transactions and balances have been eliminated in consolidation.

                                 Continued
                                     36


                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 2 - Significant Accounting Policies (continued)
----------------------------------------------------

H.   Fair Value of Financial Instruments
     -----------------------------------
     The fair value of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate carrying value based on their effective interest rates compared to current market prices.

I.   General and Administrative Costs
     --------------------------------
     General and administrative expenses include fees for office space, insurance, compensated absences, travel and entertainment costs.

J.   Income Taxes
     ------------

     The Company utilizes the liability method of accounting of income taxes. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statements and tax basis of assets and liabilities measured by the currently enacted tax rates in effect for the years in which these differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.

NOTE 3  - New Technical Pronouncements
--------------------------------------

In December 2002, the FASB issued SFAS No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION TRANSITION AND DISCLOSURE AN AMENDMENT OF FAS 123. SFAS NO. 148 AMENDS SFAS NO. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The adoption of the interim disclosure provisions of SFAS No. 148 did not have an impact on the Company's financial position, results of operations or cash flows. The Company is currently evaluating whether to adopt the fair value based method of accounting for stock-based employee compensation in accordance with SFAS No. 148 and its resulting impact on the Company's consolidated financial statements.


                                 Continued
                                     37


                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 3  - New Technical Pronouncements (continued)
--------------------------------------------------

In January 2003, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, ACCOUNTING FOR REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES. This consensus addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically, how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, or entities may elect to report the change in accounting as a cumulative-effect adjustment. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. FIN No. 46 is effective for reporting periods ending after December 15, 2003. The adoption of FIN No. 46 did not have an impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 will not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS No. 150 changes the accounting guidance for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity by now requiring those instruments to be reported as liabilities. SFAS No. 150 also requires disclosure relating to the terms of those instruments and settlement alternatives. SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial statements.


                                 Continued
                                     38

                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 3  - New Technical Pronouncements (continued)
--------------------------------------------------
In December 2003, the SEC issued SAB No. 104. SAB No. 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. It also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of SAB No. 104 in December 2003 did not have an impact on the Company's financial position, results of operations or cash flows.

NOTE 4  - Related Party
-----------------------
During 2003 and 2002, the Company's President allowed the Company to utilize office space at his personal residence. The President's secretary used this space on a daily basis. In accordance with SFAS 57, "Related Party Disclosures", the fair market value of the office space has been charged to general expenses with a corresponding entry to contributed capital. The fair market value of the office space was determined to be $250 per month, resulting in a total capital contribution of $1,500 and $3,000 for the years ending December 31, 2003 and 2002, respectively. During June 30, 2003, the President ceased using his home for an office. General expenses were charged through June only.

NOTE 5 - Fixed Assets
---------------------
The Company capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight line method of depreciation. Scheduled below are the assets, costs and accumulated depreciation at March 31, 2004 (unaudited), December 31, 2003 and 2002.

                                       Depreciation               Accumulated
                 Cost                     Expense                 Depreciation
       -------------------------- -------------------------- --------------------------
         March  December December   March  December December   March  December December
Assets 31, 2004 31, 2003 31, 2002 31, 2004 31, 2003 31, 2002 31, 2004 31, 2003 31, 2002
       -------- -------- -------- -------- -------- -------- -------- -------- --------
    (Unaudited)                 (Unaudited)                 (Unaudited)
Computer
 Equipment
        $60,922  $55,830  $41,927  $ 4,694  $14,447  $11,792  $32,653  $27,959  $13,512

Furniture &
 Fixtures
         24,766   24,766    7,082      885    2,829      847    5,050    4,165    1,336
       -------- -------- -------- -------- -------- -------- -------- -------- --------
Totals  $85,688  $80,596  $49,009   $5,578  $17,276  $12,639  $37,702  $32,124  $14,848
       ======== ======== ======== ======== ======== ======== ======== ======== ========

                                 Continued
                                     39



                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 6 - Income Taxes
---------------------
The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

                             Year of Loss       Amount     Expiration Date
                            --------------    ---------   -----------------
                                  2000        $ 44,590            2020
                                  2001         296,397            2021
                                  2002          35,262            2022
                                  2003            -                 -
                                  2004            -                 -

                                                     March     December     December
                                                   31, 2004    31, 2003     31, 2002
                                                 ----------- -----------  -----------
                                                 (Unaudited)
 Current Tax Asset Value of Net Operating Loss
  Carryforwards at Current Prevailing Federal
  Tax Rate                                       $   85,000  $   95,483   $  112,874
 Evaluation Allowance                               (85,000)    (95,483)    (112,874)
                                                 ----------- -----------  -----------
  Net Tax Asset                                  $     -     $     -      $     -
                                                 =========== ===========  ===========
  Current Income Tax Expense                     $     -     $     -      $     -
  Deferred Income Tax Benefit                          -           -            -

The Company has remaining cumulative net operating loss carryforwards at March 31, 2004 of $283,333 to be offset against future earnings.

NOTE 7 - Operating Leases
-------------------------
On March 1, 2001, the Company entered into a lease agreement to lease office space at 5150 East Pacific Coast Highway, Long Beach, California 90804. The Company paid $2,020 and $1,962 per month for a 1,154 square foot facility, for the periods ending February 28, 2003 and 2002, respectively.

An amendment to the lease was entered into on January 29, 2003 and commenced March 1, 2003, wherein the rentable square feet increased to 3,504 and the expiration date of the lease extended to February 28, 2006. The monthly lease payments also increased to $4,133 during the early months of the lease, to $6,482 at its expiration. A lease deposit of $6,174 was required prior to signing. The space the Company is leasing is sufficiently large enough to accommodate all of its administrative needs.
                                 Continued
                                     40

                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 7 - Operating Leases (continued)
-------------------------------------

Total Lease Commitments;     Year                    Amount
                          --------- ----------------------------------------
                                      March 31,  December 31,  December 31,
                                       2004          2003          2002
                                    ------------  ------------  ------------
                                     (Unaudited)
                             2003   $     -       $     -       $    41,543
                             2004        56,647        75,451        75,451
                             2005        77,438        77,438        77,438
                             2006        12,965        12,965        12,965
                             2007         -             -             -
                             2008         -             -             -
                                    ------------  ------------  ------------
                            Total   $   147,050   $   165,854   $   217,397
                                    ============  ============  ============

Rent expense for the period ended March 31, 2004 (unaudited) and the years ended December 31, 2003 and 2002 was $18,804, $61,832 and $24,862,
respectively.

NOTE 8 - Stockholders' Equity
-----------------------------
In August of 2002, the Company issued 345,982 restricted common shares, detachable A Warrants to purchase an additional 345,982 restricted common shares and detachable B Warrants to purchase an additional 345,982 restricted common shares to Manfred Heeb to resolve debt in the amount of $345,982. The shares were not publicly offered. The shares were issued pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933. The Company settled outstanding debt in the amount of $345,982 for the shares and warrants.

During the 2002 year, the Company issued 5,000,000 shares of common stock in exchange for consulting services rendered. The cost of services has been charged to operations. Capital stock and related additional paid-in capital have been increase by $5,000 and $45,000 respectively.

During 2003, a shareholder of the Company exercised their stock option in the Company. The Company issued 18,750 shares of common stock at a exercise price of $.05 per share. Common stock and related additional paid-in capital have been increased by $19 and $919, respectively.

NOTE 9 - Major Customers
------------------------
The Company had two customers who, accounted for 10 percent, or more, of the Company's total revenues during the period ended March 31, 2004 (unaudited) and the year ended December 31, 2003 and one customer during the year ended December 31, 2002. The percentages of total revenues for the period January 1, 2004 to March 31, 2004 (unaudited) and the years ended December 31, 2003 and 2002 are as follows:

                                 Continued
                                     41

                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 9 - Major Customers (continued)
------------------------------------

                                March 31,   December 31,  December 31,
                                  2004          2003          2002
                              ------------  ------------  ------------
                               (Unaudited)
     Customer A                        14%           14%           20%
     Customer B                        13%           14%             -

NOTE 10 - Accrued and Other Liabilities
---------------------------------------
Accrued liabilities consist of the following:

                                     March 31,   December 31,  December 31,
                                       2004          2003          2002
                                   ------------  ------------  ------------
                                    (Unaudited)
  Employment Enrollment Fees        $  125,200    $   94,200    $   56,552
  Compensated Absences                  42,611        27,647        18,962
  Other Accruals                         1,050        18,073         -
                                   ------------  ------------  ------------
  Total                            $   168,861   $   139,920   $    75,514
                                   ============  ============  ============

NOTE 11 - Options for Purchase of Common Stock
----------------------------------------------
In August 2002, the Company adopted a stock option plan. The Company adopted a plan which provides for the grant of options to officers, consultants and employees to acquire shares of the Company's common stock at a purchase price equal to or greater than fair market value as of the
date of the grant.   Options are exercisable six months after the grant
date and expire five years from the grant date. The exercise price of the options is $.05. The fair market value of the options at the date of grant was determined to be $.035 due to earlier issuances for cash of this stock. The plan calls for a total of 1,000,000 shares to be held for grant. A summary of activity follows;

2002 Stock Option Plan                                             Weighted
                                                                    Average
                                                        Number     Exercise
                                                     of Shares        Price
                                                   -----------   ----------
     Outstanding at January 1, 2002                      -      $    -
       Granted                                         85,000          .05
       Exercised                                         -            -
       Canceled                                          -            -
                                                   -----------   ----------
     Outstanding at December 31, 2002                  85,000          .05
                                                   -----------   ----------
       Granted                                           -            -
       Exercised                                      (18,750)         .05
       Canceled                                          -            -
     Outstanding at December 31, 2003                  66,250          .05
                                                   -----------   ----------
                                 Continued
                                     42

                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 11 - Options for Purchase of Common Stock (continued)
----------------------------------------------------------
2002 Stock Option Plan                                             Weighted
                                                                    Average
                                                        Number     Exercise
                                                     of Shares        Price
                                                   -----------   ----------
     Outstanding at January 1, 2004                    66,250    $     .05
                                                   -----------   ----------
       Granted                                               -            -
       Exercised                                             -            -
       Canceled                                              -            -
                                                   -----------   ----------
     Exercisable at March 31, 2004(unaudited)          66,250    $     .05
                                                   ===========   ==========

In accordance with SFAS 123, "Accounting for Stock-Based Compensation", no option expense was recognized for the period ended March 31, 2004
(unaudited) and the years ended December 31, 2003 and 2002, since the exercise price of the options was equal to, or greater than, the market value of the Company's common stock.

The fair value of the option grant was established at the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions;

                                     March 31,   December 31,  December 31,
                                       2004          2003          2002
                                   ------------  ------------  ------------
                                    (Unaudited)
  Risk-free interest rate                  3.0%         3.0%           3.0%
  Dividend yield                             0%           0%             0%
  Volatility                                 0%           0%             0%
  Average expected term
    (years to exercise date)               1/2           1/2           1/2
                                   ------------  ------------  ------------

Employee stock options outstanding and exercisable under this plan as of March 31, 2004 (unaudited) and December 31, 2003 are:

Stock Option Plan

                                                   Weighted
                                    Weighted       Average                 Weighted
             Range                   Average      Remaining                 Average
          of Exercise              of Exercise   Contractual              of Exercise
            Price      Options       Price      Life (Years)   Options      Price
         ------------ ----------  ------------  ------------ ----------  ------------
2004        $    .05     66,250      $    .05          3.42     66,250      $    .05
2003             .05     66,250           .05          3.58     66,250           .05
2002             .05     85,000           .05          4.58     85,000           .05

                                 Continued
                                     43

                   PACIFIC HEALTHCARE ORGANIZATION, INC.
                       Notes to Financial Statements
       For the Period January 1, 2004 to March 31, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 12 - Unaudited Information
-------------------------------

The financial statements for the three months ended March 31, 2004 was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are in the opinion of management, necessary to properly reflect the results of the three months ended March 31, 2004, and are of a normal, recurring nature. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.















































                                     44

                                 PART III


ITEM 1. INDEX AND DESCRIPTION OF EXHIBITS


Exhibit
Number  Title of Document                           Location
------- -----------------------------------------   ------------
3.1     Articles of Incorporation and amendments    Incorporated by reference to
                                                    Form 10-SB filed on September
                                                    19, 2002

3.2     Bylaws                                       Attached hereto

4.1     PHCO 2002 Stock Option Plan                 Incorporated by reference to
                                                    Form 10-SB filed on September
                                                    19, 2002

10.1    HCO Service Agreement                       Incorporated by reference to
                                                    Form 10-KSB filed on December
                                                    18, 2003

21.1    Subsidiaries of Registrant                  Incorporated by reference to
                                                    Form 10-SB filed on September
                                                    19, 2002

















                                     45

                                 SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                   PACIFIC HEALTH CARE ORGANIZATION, INC.


Date: July 7, 2004                 /S/ Tom Kubota
                                   --------------------------------------
                                   Tom Kubota
                                   Chief Executive Officer



Date: July 7, 2004                 /S/ Donald C. Hellwig
                                   --------------------------------------
                                   Donald C. Hellwig
                                   Chief Financial Officer

















                                     46